Exhibit (b)(1)

November 8, 2007

Restoration Hardware, Inc.

15 Koch Road, Suite J

Corte Madera, California 94925

Gentlemen:

Reference is hereby made to that certain Eighth Amended and Restated Loan and Security Agreement dated as of June 19, 2006, as amended by the First Amendment thereto dated as of April 27, 2007 (the “Loan Agreement”) by and among Restoration Hardware, Inc. (the “Company”), the other Borrowers party thereto, the Lenders party thereto, and Bank of America, N.A., as agent for the Lenders (in such capacity, the “Agent”). Capitalized terms used herein and not otherwise defined shall have the meaning given such terms in the Loan Agreement

The Agent, with the permission of the Company, has discussed with Catterton Partners Management Company (together with its affiliates, “Catterton”) the proposed acquisition by a newly formed entity controlled by Catterton (the “Parent”) of the Company by means of a merger of a newly formed wholly owned subsidiary of the Parent (“Merger Sub”) with and into the Company, with the Company being the surviving entity (the “Acquisition”) pursuant to a Merger Agreement dated as of November 8, 2007 among the Company, the Parent and the Merger Sub (the “Acquisition Agreement”) and the desire by Catterton, in connection with such Acquisition, to continue the credit facility provided pursuant to the Loan Agreement and the other Loan Documents on substantially the same terms and conditions as those presently existing in the Loan Documents. Pursuant to the Loan Agreement, the Acquisition would constitute a Change in Control under the Loan Documents, which Change in Control would trigger an Event of Default pursuant to Section 10.1.10 of the Loan Agreement. In addition, the merger of Merger Sub with and into the Company is prohibited by Section 8.2.1 of the Loan Agreement and would trigger an Event of Default pursuant to Section 10.1.3 of the Loan Agreement. Consent by the Majority Lenders is required to waive such Default or Event of Default and to waive and/or amend such covenant and to permit the Acquisition.

We hereby confirm that the Majority Lenders (a) consent to the Acquisition, and (b) waive any Default or Event of Default under Sections 10.1.3 and 10.1.10 of the Loan Agreement or any breach of Section 8.2.1 thereof in connection therewith, subject, in each case, to the following:

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Restoration Hardware, Inc.

November 8, 2007

1.	From and after the date hereof until the date of the Acquisition, no Material Adverse Effect shall have occurred.

2.	Except as expressly waived or consented to hereby, no Default or Event of Default shall exist at the time of the Acquisition or shall arise therefrom.

3.	After giving effect to the consummation of the Acquisition, Availability shall be in an amount at least equal to the greater of (a) the amount of Availability immediately prior to the consummation of the Acquisition, or (b) $22,500,000.

4.	After giving effect to the Acquisition, the capital structure of the Company shall be substantially as described in the business plan prepared by Catterton dated October 18, 2007 which has been delivered to the Agent or shall otherwise be reasonably satisfactory to the Agent.

5.	The Lenders shall not be obligated to make any Loan or issue any Letter of Credit in connection with, or in order to consummate, the Acquisition.

6.	The Agent shall have been paid for its own account and the account of the Lenders an amendment fee in an amount equal to 5 basis points of each Lender’s outstanding Revolving Loan Commitment. A portion of such amendment fee in the sum of $50,000 shall be paid on the date hereof by Catterton. The balance shall be due and payable by the Company in full on the date of the Acquisition but only if the Acquisition is consummated. Such amendment fee payable hereunder shall be fully earned on the date when payment is due and shall not be subject to refund or rebate under any circumstances (including without limitation, with respect to the $50,000 installment of the amendment fee paid on the date hereof, the failure of Catterton to consummate the Acquisition).

7.	The Company shall have paid the Agent the fees described in a certain Amendment Fee Letter of even date herewith and shall have reimbursed the Agent for all reasonable out-of-pocket costs and expenses, including attorneys’ fees and expenses, incurred by the Agent through the date of the Acquisition and invoiced prior to the date of the Acquisition.

8.	In addition to the other conditions set forth in this letter, this waiver shall not be effective until each of the following conditions precedent have been satisfied:

a.	The Agent shall have received a fully executed copy of this consent and waiver.

b.	The Agent shall have received true copies of the Acquisition Agreement and the other instruments, documents and agreements evidencing the Acquisition, each of which shall be reasonably satisfactory to the Agent. The Agent acknowledges that the terms of the Acquisition Agreement as furnished to the Agent contemporaneously with the execution of this agreement are satisfactory.

Restoration Hardware, Inc.

November 8, 2007

c.	The Agent shall have received a certificate from the Company certifying that the Acquisition has been consummated. If such certificate has not been received by April 30, 2008, this consent and waiver shall be deemed void and of no force and effect.

d.	The Agent shall have received such additional closing documentation with respect to the transactions contemplated by this letter as the Agent and its counsel may have reasonably requested.

9.	Effective as of the closing date of the Acquisition, the definition of “Change in Control” in the Loan Agreement will be amended and restated to read as follows:

“Change in Control” – the occurrence of any of the following:

(a) the failure of the Lead Borrower to own, beneficially and of record, 100% of the capital stock of all of the other Borrowers;

(b) the occurrence of any event or circumstance such that the Lead Borrower does not have the power to elect all directors of all other Borrowers; or

(c) the acquisition, by any group (within the meaning of the Securities Exchange Act of 1934, as amended) or by any Person, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission), directly or indirectly, of 40% or more of the issued and outstanding capital stock of the Lead Borrower having the right to vote for the election of directors of the Lead Borrower other than Catterton Partners Management Company or any of its Affiliates; or

(d) Continuing Directors cease for any reason to constitute at least a majority of the Board of Directors of the Lead Borrower; provided that any individual nominated on behalf of Catterton Partners Management Company and/or any of its Affiliates to fill a seat held by a prior nominee of Catterton Partners Management Company and/or any of its Affiliates shall be considered to be a Continuing Director.

10.	The approval of the Acquisition shall in no way constitute a modification or waiver of any of the Agent’s or the Lenders’ rights, or the Company’s obligations, under the Loan Agreement or any other Loan Documents, each of which (except as expressly waived or modified herein) remain in full force and effect. It is hereby agreed to and understood by the parties that, subject to the provisions of Paragraph 9 hereof, this consent and waiver is a one time waiver related to the Acquisition and the resulting change in control and merger and is not an amendment to the Loan Agreement to permit any other investment or change in control on any other occasion nor is it a waiver of any other Default or Event of Default now existing or hereafter arising under the Loan Agreement.

Restoration Hardware, Inc.

November 8, 2007

If the foregoing correctly sets forth our understanding, please indicate your agreement by signing below.

Very truly yours,

BANK OF AMERICA, N.A., as Agent and Lender

By:	/s/ Stephen J. Garvin
Name:	Stephen J. Garvin
Title:	Managing Director

THE CIT GROUP/BUSINESS CREDIT, INC., as Co-Administrative Agent and as a Lender

By:	/s/ Adrian Avalos
Name:	Adrian Avalos
Title:	Vice President

WELLS FARGO RETAIL FINANCE, LLC, as Documentation Agent and as a Lender

By:	/s/ Matthew N. Williams
Name:	Matthew N. Williams
Title:	Vice President

AGREED AND ACCEPTED:

RESTORATION HARDWARE, INC., as Lead Borrower

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Chief Financial Officer

THE MICHAELS FURNITURE COMPANY, INC., as a Borrower

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Chief Financial Officer